LAW OFFICE OF AZUKA L. UZOH

COUNSELOR AT LAW

1930 Wilshire Blvd., Suite 1216,

Los Angeles, California 90057

Tel: (213) 483-4020 Fax: (213) 483-4037

Email: uzohal@yahoo.com

October 28, 2014

Ms. Erin E. Martin, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Senior Counsel

Re:	American Renaissance Capital, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-197478

Dear Ms. Martin:

American Renaissance Capital, Inc. (“AmRe” or “the Registrant”) has filed a Pre-Effective Amendment Three to the above Registration Statement. The changes were made in response to staff comments. We are providing the following responses to the Staff’s comment letter, dated October 24, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The paragraph numbers below correspond to the numbered comments in your comment letter.

General

1. We note your disclosure throughout the filing that you have identified more than thirty-seven potential business acquisitions, in addition to the three aftermarket auto parts retail businesses. Please revise your disclosure to clarify, if true, that you have not conducted any due diligence or entered into negotiations with the sellers of the roughly thirty-seven businesses. We further note your disclosure on page 15 that new potential business acquisitions get listed every week. Please identify the source of your list of potential business acquisitions.

The Registrant has revised the disclosure to clarify that it has not conducted any due diligence or entered into negotiations with the sellers of the roughly thirty-seven businesses. In addition, the registrant has added the identification of the sources of its list of potential business acquisitions.

2. We note your response to comment 5 in our letter dated September 23, 2014. It appears the table is still included in the filing. Please remove the table in your amended filing.

The Registrant has revised to remove the table.

Directors, Executive Officers, Promoters and Control Persons, page 74

Frank Igwealor, President & CEO, page 74

3. We note your response to comment 8 in our letter September 23, 2014. Please revise this section to describe all directorships held by Mr. Igwealor presently and during the past five years. Refer to Item 401(e)(2) of Regulation S-K.

The Registrant has revised to include a description of all directorships held by Mr. Igwealor presently and during the past five years.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

Stock Based Compensation, page F-10

4. We note your response to comment 9 in our letter dated September 23, 2014. Please tell us why the company believed the par value was most representative of the fair value of the common stock issued given the sales of the stock at greater prices than par noted on page 64. Additionally, please tell us the fair value of the services received and why the company determined this value should not be used to record the transactions. Within your response, clarify how this information reconciles to the disclosure on page 69 which indicates that the fair value of the services rendered was used to record certain exchanges of stock for services and an automotive asset.

The reason the registrant issued stock-based compensation at par value of $0.0001 per share (and reasonably believes the fair market value is $0.0001 per share) is because the company is arguably not worth anything at the time of the issuance since the company has little or no assets, it has not signed any significant contract, and has not started generating income. The fair market value of the stock could actually be less than $0.0001 (e.g., the book value of the company’s shares was -0.00002889, -0.00004507, and 0.00003906 respectively as at 12/31/2012, 12/31/2013, and 06/30/2014 respectively). The company chose the par value because it seems most reasonable in the circumstances, since most California companies using the Par Value would traditionally not issue any shares of its common stock below par value.

The determination of the pricing of shares of our common stock sold to the directors, officers and co-tenants was arbitrary made and does not reflect a valuation of the company that could be obtained from an open market or readily available market for our common shares. The pricing was neither based on the value of the company’s assets or any other value. The original intention of the directors, officers and co-tenants was to provide capital in form of loans to the company for its operations. The money paid was a gratuitous assistance to the company to help it operation. Because the buyers were officers, directors and co-tenant, the pricing was neither open nor market based. The pricing of shares of common stock sold to its directors, officers and co-tenants is not representative of fair value of the company’s common stock because the company tried but was unable to sell shares to outside accredited investors at the same pricing that it sold the shares to its directors, officers and co-tenants. The company could not find any outside buyer for its common stock at any of those pricing because the pricing was arbitrary and not a reflection of the fair value of the company’s common stock.

Because the company did not require service providers to submit quotes or estimates at the time the services were negotiated and rendered, the fair market value of the services was not readily available to the company. Negotiations were on services to be provided and the number of shares the company is willing to offer to the service providers for specific service. The services provided to the company normally could be worth more than the value of the shares received by the providers. The service-providers in this case, being aware that the shares of the company may be worthless, knowingly accepted the number of shares the company offered as compensation for the services provided. The company was happy with this arrangement where the service-providers bore the risk of providing valuable services to the company in exchange for certain quantity of common stock that could eventually become valuable or remain worthless. The company believed it could not reliably establish the fair value of these services without expending unreasonable amount of its limited resource in doing so. Thus, the registrant does not have a reliably measurable fair value of the services provided.

The registrant inadvertently included the sentence ”at June 30, 2014 and at December 31, 2013 and 2012, respectively, we used the fair value of the services rendered to record certain exchanges of stock for services and an automotive asset.” The registrant has revised the disclosure on page 77 to show that as “at June 30, 2014 and at December 31, 2013 and 2012, respectively, we used the fair value of the equity issued to record certain exchanges of stock for services.”

If you have any questions or require anything further, please feel free to call me at (213) 483-4020.

Sincerely,

/s/ ___ Azuka L Uzoh _____________

Azuka L Uzoh, Esq.

cc:

American Renaissance Capital, Inc.